Maxxim Medical Inc.
       Common Stock
       Cusip # 57777G105

       Item 1   (a).   Maxxim Medical Inc.
       Item 1   (b).   104 Industrial Blvd.
                       Sugar Land, TX 77478

       Item 2   (a).   GW Capital, Inc.
       Item 2   (b).   10900 N.E. Eighth St., Suite 235
                       Bellevue, WA 98004
       Item 2   (c).   Not Applicable
       Item 2   (d).   Common Stock
       Item 2   (e).   57777G105

                        Item 3               Investment Advisor registered under
                                     section 203 of the Investment
                                     Advisors Act of 1940

       Item 4   (a).   425,000
       Item 4   (b).   5.2%
       Item 4   (c).   (i)    425,000
       0
       425,000
       0

       Item 5   Not Applicable

       Item 6   Not Applicable

       Item 7   Not Applicable

       Item 8   Not Applicable

       Item 9   Not Applicable

       Item 10  See Typed Signature Below.

       After reasonable inquiry and to the best of my know-ledge and belief, I certify that the information set forth in the statement is true, complete and correct.

       September 26, 1997

       Guy Watanabe

       Guy Watanabe - President